COMMERCIAL PURCHASE AND SALE AGREEMENT

This Commercial Purchase and Sale Agreement (“Agreement”) is made as of February 27, 2026 (“Effective Date”), by and between as per the executed offer letter dated 02/06/2026:

SELLER:

Harry Howe and Phillip Latini, Directors of 19 Parker Street, LLC

19 Parker Street, Clinton, Massachusetts 01510

(Collectively referred to as “Seller”)

BUYER:

Community Redevelopment, Inc. and Advent Investments LLC

9 Medway Rd, Suite C

Milford, MA 01757

(Collectively referred to as “Buyer”)

1. PROPERTY

Seller agrees to sell and Buyer agrees to purchase the real property known as 19 Parker Street, Clinton, Massachusetts 01510, together with all buildings, improvements, fixtures, easements, rights, and appurtenances thereto (the “Property”), as described in section#11 of the executed offer letter dated 02/06/2026.

2. PURCHASE PRICE

The total purchase price shall be One Million Dollars (USD $1,000,000.00). Payment shall consist of a $5,000.00 initial deposit and $45,000 within 30 days of the execution of this agreement and the balance of $950,000.00 due at Closing by wire transfer of immediately available funds.

3. DEPOSIT AND ESCROW

Within seven (7) days of execution of this Agreement, Buyer shall deposit $5,000.00 with IPG Law Clinic, PLLC, 430 Franklin Village Dr, Suite 210, Franklin, MA 02038, into the escrow account created exclusively for this transaction at Bank of America under CRDV 19 PARKER ST REALTY ESCROW INC. The escrow funds shall be released at Closing by IPG Law Clinic, PLLC and applied toward the Purchase Price.

4. DUE DILIGENCE PERIOD

Buyer shall have sixty (60) days from February 6, 2026 (execution date of the offer letter) to conduct inspections and due diligence. If the due diligent report is deemed unsatisfactory then the seller shall cure to satisfy the Buyer. The due diligence shall be performed by IPG Law Clinic, PLLC or its assigned representative. Seller cooperation shall be provided as per the section#7 of the executed offer letter dated 02/06/2026.

5. EARLY POSSESSION

Upon execution of this Agreement and deposit of funds, and within seven (7) days thereof, Daniel E. Creighton of Advent Investments LLC shall be permitted to occupy the Property for purposes of operating Creighton Floor Covering, Inc. Such occupancy shall be deemed a license only and not a tenancy. Buyer shall maintain insurance naming Seller as additional insured.

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6. CLOSING

Closing shall occur within sixty (60) days for due diligence plus thirty (30) days for closing from February 6, 2026. The closing shall not exceed May 31, 2026 unless mutually agreed in writing. Closing may be extended contingent upon funding.

7. FUNDING CONTINGENCY

This Agreement is contingent upon Buyer securing financing sufficient to complete the purchase. If financing cannot be secured despite good faith efforts, Buyer may extend closing, provided it does not exceed May 31, 2026 unless agreed otherwise.

8. TITLE

Seller shall convey good and marketable title by Quitclaim Deed, free of liens except permitted encumbrances of record.

9. PRORATIONS

Taxes, utilities, and other customary items shall be prorated as of the Closing date.

10. DEFAULT

If Buyer defaults after the due diligence period, Seller may retain the deposit as liquidated damages. If Seller defaults, Buyer may terminate and receive the deposit or seek specific performance.

11. GOVERNING LAW

This Agreement shall be governed by the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of____________ , 2026.

SELLER:

19 Parker Street, LLC

By:

Harry Howe, Director

Date:

By:

Phillip Latini, Director

Date:

Buyer’s Signature page follows

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BUYER:

Community Redevelopment, Inc.

By:
Name: Phillip A Sands
Title: CEO
Date: 02/27/2026

Advent Investments LLC

By:
Name: Daniel E Creighton
Title: Member
Date: 02/27/26

Witness:

Authorized Signatory
IPG Law Clinic, PLLC.
430 Franklin Village Dr, Suite 210,
Franklin, MA 02038

Date: 02/27/2026

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